UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Aduro Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00739L 10 1

(CUSIP Number)

April 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00739L 10 1

1	Names of Reporting Persons Novartis Institutes for BioMedical Research, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,170,528

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,170,528

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,170,528

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.21%

12	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons Novartis AG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,170,528

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,170,528

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,170,528

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.21%

12	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Aduro Biotech, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 626 Bancroft Way, 3C, Berkeley, CA 94710

Item 2.
	(a)	Name of Person Filing: Novartis Institutes for BioMedical Research, Inc. Novartis AG The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”
(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Novartis Institutes for BioMedical Research, Inc. is 250 Massachusetts Avenue, Cambridge MA 02139.

The address of the principal business office of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(c)

Citizenship:

Novartis Institutes for BioMedical Research, Inc. is a corporation organized under the laws of the State of Delaware and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of Novartis Institutes for BioMedical Research, Inc.

	(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)
	(e)	CUSIP No.: 00739L 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
(a)

Amount beneficially owned:

Novartis Institutes for BioMedical Research, Inc. is the record owner of 3,170,528 shares of Common Stock of Aduro Biotech, Inc. As the indirect parent of Novartis Institutes for BioMedical Research, Inc., Novartis AG may be deemed to beneficially own these securities.

(b) Percent of class: 5.21%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,170,528
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,170,528

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2015

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/Scott A. Brown
Name:	Scott A. Brown
Title:	VP, General Counsel

NOVARTIS AG

By:	/s/Christian Rehm
Name:	Christian Rehm
Title:	Authorized Signatory

By:	/s/Felix Senn
Name:	Felix Senn
Title:	Authorized Signatory

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Reference	Exhibit Description

A	Evidence of Signature Authority

B	Joint Filing Agreement

EXHIBIT A

Excerpt from Commercial Register of Novartis AG

EXHIBIT B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing of a Statement on Schedule 13G or 13D (including amendments thereto) with respect to the Common Stock of Aduro Biotech, Inc. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to any such statement and any such amendment. The undersigned further agree that each party hereto is responsible for the timely filing of such statements and amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: April 28, 2015

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/Scott A. Brown
Name:	Scott A. Brown
Title:	VP, General Counsel

NOVARTIS AG

By:	/s/Christian Rehm
Name:	Christian Rehm
Title:	Authorized Signatory

By:	/s/Felix Senn
Name:	Felix Senn
Title:	Authorized Signatory